July 30, 2009

Mail Stop 4720

Mr. William F. Falger
President & Chief Executive Officer
CNB Financial Corporation
1 South Second Street
P.O. Box 42
Clearfield, Pennsylvania 16830

Re: **CNB Financial Corporation**
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Forms 10-Q for Fiscal Quarter Ended March 31, 2008,
June 30, 2008, September 30, 2008, and March 31, 2009
File Number: 000-13396

Dear Mr. Falger:

We have completed our reviews of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant